UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KAMAN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

3.25% Convertible Senior Notes Due 2024

(Title of Class of Securities)

483548 AF0

(CUSIP Number of Class of Securities)

Kaman Corporation

Robert D. Starr

Executive Vice President and Chief Financial Officer

1332 Blue Hills Avenue

Bloomfield, Connecticut 06002

Telephone: (860) 743-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Ian Schuman

Erika Weinberg

Reza Mojtabaee-Zamani

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$200,000,000	$24,240

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is $200,000,000, representing 100% of the principal amount of Notes outstanding as of August 26, 2019.

**

Calculated solely for purposes of determining the filing fee. The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by Section 4.10 of the Indenture, dated as of May 12, 2017 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 15, 2019 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between Kaman Corporation (the “Company”), a Connecticut corporation (the “Company”) and U.S. Bank National Association, a national banking association, as Trustee (the “Trustee”), relating to the 3.25% Convertible Senior Notes Due 2024 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein and the Company Repurchase Notice and Offer to Repurchase dated August 29, 2019 (as it may be amended and supplemented from time to time, the “Offer to Repurchase”), attached hereto as Exhibit (a)(1)(A), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to offer to repurchase for cash all of the outstanding Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on September 27, 2019 (the “Fundamental Change Repurchase Date”) at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”).

Holders may tender their Notes until 11:59 p.m., New York City time, on September 26, 2019 (the “Exercise Expiration Date”), which is the Business Day (as defined in the Indenture) before the Fundamental Change Repurchase Date.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Repurchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Repurchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    The name of the issuer is Kaman Corporation, a Connecticut corporation. The address of the Company’s principal executive offices is 1332 Blue Hills Avenue, Bloomfield, Connecticut, and its telephone number is (860) 243-7100.

(b)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Notes” of the Offer to Repurchase is incorporated herein by reference.

(c)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.4 — Market for the Notes and the Company’s Common Stock” of the Offer to Repurchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Offer to Repurchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)    The information set forth in the section entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 4

— Right of Withdrawal,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and Its Affiliates” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 11 — Material U.S. Federal Income Tax Considerations” of the Offer to Repurchase is incorporated herein by reference.

(a)(2)    Not applicable.

(b)    To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)    Except as noted in the information set forth in the sections entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9— Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and Its Affiliates” of the Offer to Repurchase, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

In connection with the sale of the Notes, the Company entered into certain capped call transactions that cover, collectively, the number of shares of the Company’s common stock underlying the Notes, with Bank of America, N.A., JPMorgan Chase Bank, National Association, London Branch and UBS AG, London Branch (the “Capped Call Counterparties”) providing for a call option requiring the Capped Call Counterparties, upon exercise of the call option, to deliver to the Company cash and/or stock in the event of conversion of the Notes by holders thereof. The call options are separate contracts entered into by the Company, are not part of the terms of the Notes and will not affect the holders’ rights under the Notes. The foregoing description of the capped call transactions is a summary and is qualified in its entirety by reference to the following plans and agreements entered into in connection therewith:

1.    Confirmation regarding the base call option transaction, dated May 8, 2017, between Bank of America, N.A. and Kaman Corporation (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 12, 2017).

2.    Confirmation regarding the base call option transaction, dated May 8, 2017, between JPMorgan Chase Bank, National Association, London Branch and Kaman Corporation (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated May 12, 2017).

3    Confirmation regarding the base call option transaction, dated May 8, 2017, between UBS AG, London Branch and Kaman Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated May 12, 2017).

4.    Confirmation regarding the additional call option transaction, dated May 22, 2017, between Bank of America, N.A. and Kaman Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 25, 2017).

5.    Confirmation regarding the additional call option transaction, dated May 22, 2017, between JPMorgan Chase Bank, National Association, London Branch. and Kaman Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 25, 2017).

6.    Confirmation regarding the additional call option transaction, dated May 22, 2017, between UBS AG, London Branch and Kaman Corporation (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 25, 2017).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.1 — The Company’s Obligation to Repurchase the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7—Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Offer to Repurchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Offer to Repurchase is incorporated herein by reference.

(b)    There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.

(d)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Company Notice is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Offer to Repurchase is incorporated herein by reference.

(b)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Offer to Repurchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 13 — No Solicitations” of the Offer to Repurchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)    Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

(b)    Pro Forma Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a)    The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Offer to Repurchase is incorporated herein by reference.

(c)    The information set forth in the Offer to Repurchase is incorporated herein by reference.

Item 12. Exhibit Index.

(a)(1)(A)*	Company Repurchase Notice and Offer to Repurchase to Holders of 3.25% Convertible Senior Notes Due 2024, dated August 29, 2019.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(5)*	Press Release Regarding Offer to Repurchase, dated August 29, 2019.

(b)	Not applicable.

(d)(1)	Indenture dated as of May 12, 2017 between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 12, 2017).

(d)(2)	First Supplemental Indenture, dated as of July 15, 2019, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated July 16, 2019).

(d)(3)	Share Purchase Agreement, dated as of June 25, 2019, by and between the Company and LJ KAI Blocker, Inc., LJ KFP Blocker, Inc. and LJ KIT Blocker, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated June 26, 2019).

(d)(4)	Confirmation regarding the base call option transaction, dated May 8, 2017, between Bank of America, N.A. and Kaman Corporation (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 12, 2017).

(d)(5)	Confirmation regarding the base call option transaction, dated May 8, 2017, between JPMorgan Chase Bank, National Association, London Branch and Kaman Corporation (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated May 12, 2017).

(d)(6)	Confirmation regarding the base call option transaction, dated May 8, 2017, between UBS AG, London Branch and Kaman Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated May 12, 2017).

(d)(7)	Confirmation regarding the additional call option transaction, dated May 22, 2017, between Bank of America, N.A. and Kaman Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 25, 2017).

(d)(8)	Confirmation regarding the additional call option transaction, dated May 22, 2017, between JPMorgan Chase Bank, National Association, London Branch. and Kaman Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 25, 2017).

(d)(9)	Confirmation regarding the additional call option transaction, dated May 22, 2017, between UBS AG, London Branch and Kaman Corporation (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 25, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAMAN CORPORATION

By:	/s/ Robert D. Starr
Name:	Robert D. Starr
Title:	Executive Vice President and Chief Financial Officer

Dated: August 29, 2019